Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

10 February 2010

Office of Global Security Risk

Securities and Exchange Commission

Washington, D.C.  20549

Attention:                                         Cecilia Blye

Chief, Office of Global Security Risk

Subject:                                                     Deere & Company Form 10-K for the Fiscal Year Ended October 31, 2009

Commission File No. 1-4121

Dear Ms. Blye:

On behalf of Deere & Company, a Delaware corporation (“Deere” or the “Company”), set forth below are the Company’s responses to the comments of the Office of Global Security Risk of the Securities and Exchange Commission, dated February 1, 2010, pertaining to the Company’s Form 10-K for the fiscal year ended October 31, 2009.  The numbered paragraphs below set forth your letter’s comments, followed by our responses to those comments.

1.                                      We note that Syrian company Jallad Group’s website states that it imports/exports John Deere products, includes John Deere’s logo on its home page and includes a link to your website for a description of products.  We also note that Sudanese company DAL Engineering’s website states that it has been appointed as Sudanese agent for John Deere.  Lastly, we note a February 2007 news article stating that Sudan’s DAL Group Company represents several international conglomerates, including John Deere.  Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your Form 10-K does not include disclosure regarding contacts with Syria or Sudan.  Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements.  Your response should describe any products, components or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.  In this respect, we are aware of a news report indicating that DAL Group Company is party to the Alsunut joint venture with the Khartoum State and the National Social Insurance Fund.

10 February 2010

Response:  As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2009, the Company manufactures and distributes agricultural and turf equipment and construction and forestry equipment and has credit operations, with total net sales and revenues exceeding $23 billion in fiscal year 2009.

The Company has no subsidiaries, employees, business operations, physical assets or liabilities in Syria or Sudan.  With the exception of one non-U.S. subsidiary, discussed below, the Company currently has no direct or indirect business contacts with the governments of Syria or Sudan, with any companies known by the Company to be controlled by the governments of Syria or Sudan or with any companies located in those countries.

The Company’s agricultural irrigation business unit is engaged in manufacturing and distributing certain agricultural irrigation products, as well as purchasing certain products from other manufacturers for resale.  In 2008, the Company expanded its agricultural irrigation business through the acquisition of T-Systems, Inc. (“T-Systems”), a California corporation with operations in Australia, France and the U.S., and Plastro Irrigation Systems, Ltd. (“Plastro”), an Israeli company with operations in Australia and various countries in Asia, Europe and South America.  Both T-Systems and Plastro had subsidiaries established under the laws of France.  Subsequent to the acquisition of T-Systems and Plastro, the French subsidiaries were merged to form John Deere Water SAS (France) (“JDW France”), a company established under the laws of France.

JDW France had no sales into Syria or Sudan during 2008 and 2009.  In January 2010, in compliance with relevant U.S. law, JDW France made one sale of irrigation products to an independent third party distributor for sale into Syria in the amount of € 36,564.28.  JDW France has informed the Company that it will refrain from future sales in those countries on the Department of State’s list of state sponsors of terrorism.  Because JDW France’s sale into Syria was de minimis, the Company does not believe such sale was quantitatively material.  As discussed in greater detail in our response to Comment 2 below, we furthermore do not believe that this sale was qualitatively material.

Apart from the Company’s agricultural irrigation business unit, the Company distributes agricultural and turf equipment and service parts in various countries throughout Europe, Africa, the Near and Middle East and the Commonwealth of Independent States through John Deere International GmbH (“JDIN”), a company established under the laws of Switzerland, and other related non-U.S. companies.  JDIN formerly (prior to 2002) appointed DAL Engineering Company in Khartoum, Sudan and its successor, Sudanese Tractor Company, Khartoum, Sudan (“DAL”) as a distributor of John Deere agricultural and turf equipment and service parts.  Sales to DAL by JDIN fully complied with U.S. law.  JDIN had no machinery or parts sales to DAL in fiscal years 2007, 2008 or 2009, having terminated its relationship with DAL in prior years.

Although DAL’s internet website states that it has been appointed as Sudanese agent for John Deere, and while it is possible that at the time this claim was originally posted DAL was authorized to distribute John Deere products, this statement is no longer accurate.  In 2007,

10 February 2010

the Company submitted a written request to DAL Engineering asking DAL to cease and desist from referencing John Deere or using its logo on its website.  In fact, DAL’s website even incorrectly spells our company name, referring to the Company as “Johan Deer.”

JDIN’s predecessor company, John Deere Export, formerly appointed Ezzat Jallad & Fils, Damascus, Syria (“Jallad (Syria)”) as a distributor of John Deere agricultural products.  However, JDIN terminated the relationship with Jallad (Syria) prior to fiscal years 2007, 2008 and 2009.  Currently, John Deere product distribution to Ezzat Jallad & Fils is limited to their operations in Jordan, Lebanon and Palestine.

2.                                      Please discuss the materiality of any contacts with Syria or Sudan described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria or Sudan.

Response:  The Company’s response to Comment 1 above is incorporated in its entirety into this response to Comment 2.  With the exception of JDW France’s nominal sale in Syria,  described in the response to Comment 1, the Company and its consolidated subsidiaries and affiliates have had no sales or revenues associated with Syria or Sudan during the past three fiscal years.  The revenue derived from JDW France’s sale into Syria was de minimis, and therefore the Company does not believe this sale was quantitatively material.

We have also considered qualitative factors that reasonable investors might consider important when making investment decisions, including the potential impact of corporate activities upon the Company’s reputation and share value.  The one post-acquisition sale of JDW France was made in full compliance with U.S. law.  Again, the Company has no subsidiaries, employees, business operations, physical assets or liabilities in Syria or Sudan.  Given these facts and circumstances, combined with the fact that JDW France will refrain from future sales in Syria, we believe JDW France’s limited irrigation product sale into Syria through an independently owned third party distributor would not have a material impact on investor sentiment, the Company’s reputation or share value.

As requested in your letter dated February 1, 2010, the Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not

10 February 2010

assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have prepared these responses based upon current knowledge and information following review of our business operations.  However, given the Company’s size and complexity and the limited time provided for responding to your letter, Deere respectfully reserves the right to supplement its response in the event additional relevant facts or circumstances come to our attention at a later date.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (309) 765-5467.

Sincerely,

/s/ Gregory R. Noe
Gregory R. Noe
Corporate Secretary